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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              EMCARE HOLDINGS INC.
                           (Name of Subject Company)

                             EHI ACQUISITION CORP.

                                  LAIDLAW INC.

                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  000290 8201
                     (Cusip Number of Class of Securities)

                            ------------------------

                                 IVAN R. CAIRNS
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  LAIDLAW INC.
                            3221 NORTH SERVICE ROAD
                          BURLINGTON, ONTARIO L7R 3Y8

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                               STEPHEN J. DRAGICH
                             SCHIFF HARDIN & WAITE
                                7200 Sears Tower
                               Chicago, Illinois
                                 (312) 258-5692

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

    This Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 relates to the offer by EHI Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Laidlaw Inc., a Canadian corporation, to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Emcare Holdings Inc. at a purchase price of $38.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 1997, and in the related Letter of Transmittal. The item numbers and responses there to below are in accordance with the requirements of Schedule 14D-1.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(9) Press Release dated August 18, 1997, regarding early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: August 19, 1997          EHI ACQUISITION CORP.

                                By:  /s/ IVAN R. CAIRNS
                                     -----------------------------------------
                                     Its:SENIOR VICE PRESIDENT, GENERAL COUNSEL
                                         AND SECRETARY

                                LAIDLAW INC.

                                By:  /s/ IVAN R. CAIRNS
                                     -----------------------------------------
                                     Its:SENIOR VICE PRESIDENT AND GENERAL
                                         COUNSEL
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